CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

Please refer to the attached announcement released to the other stock exchanges on which the Company is listed in relation to the commencement of a tender offer and consent solicitation of the Company’s 8.75% Senior Notes due 2015.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 9th July 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

For Immediate Release

City Telecom Launches Tender and Consent Offer via HSBC

Hong Kong, July 9, 2008 – City Telecom (H.K.) Limited (the “Company”, SEHK : 1137, NASDAQ : CTEL), a corporation incorporated under the laws of Hong Kong, today announced that it has commenced a tender offer to purchase for cash (the “Offer”) any and all of its outstanding US$89,353,000 of aggregate principal amount of 8.75% Senior Notes Due 2015 (the “Notes”), under and subject to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated July 9, 2008. The Company is also soliciting consents (the “Consent Solicitation”) from holders of the Notes (the “Holders”) for certain amendments that would, among other things, eliminate substantially all of the restrictive covenants (the “Proposed Amendments”) contained in the indenture, dated as of January 20, 2005, as amended and supplemented by the first supplemental indenture dated November 23, 2005 and the second supplemental indenture dated May 28, 2007 under which the Notes were issued. Adoption of the proposed amendments requires the consent of holders of at least a majority of aggregate principal amount of the Notes outstanding.

The Offer to Purchase and Consent Solicitation will expire at 8:00 a.m., New York City time, on August 21, 2008, unless extended (such date and time, as the same may be extended, the “Expiration Date”). Subject to the terms of the Offer to Purchase and Consent Solicitation, the right to receive the Consent Payment (as defined below) by delivering valid Consents (as defined below) will expire at 5:00 p.m., New York City time, on July 24, 2008 unless extended (such date and time, as the same may be extended, the “Consent Date”). The right to withdraw tendered Notes and the right to revoke Consents will expire on the Consent Date. Holders that wish to receive both the Tender Consideration (as defined below) and the Consent Payment (as defined below) must validly tender (and not subsequently validly withdraw) their Notes at or prior to the Consent Date. The terms and conditions of the Offer to Purchase and Consent Solicitation may be amended and the Expiration Date and Consent Date may be extended by the Company in its sole discretion.

The Total Consideration (as defined below) for each US$1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the Offer and delivery of consents (which are not subsequently revoked) pursuant to the Consent Solicitation on or prior to the Consent Date shall be equal to US$980.00. The total consideration (the “Total Consideration”) includes a consent payment of US$20.00 in respect of each US$1,000 principal amount of Notes tendered (the “Consent Payment”).

Holders who validly tender (and do not subsequently validly withdraw) their Notes on or prior to the Consent Date will be eligible to receive the Total Consideration. Holders who validly tender their Notes after the Consent Date, but on or prior to the Expiration Date, will be eligible to receive an amount equal to the Total Consideration less the Consent Payment (the “Tender Consideration”). In either case, all Holders who validly tender their Notes will receive accrued and unpaid interest up to, but not including, the payment date. The payment date will be promptly after acceptance of tendered Notes.

Holders who tender their Notes must deliver the related consents (the “Consents”) to the Proposed Amendments. Tendered Notes may not be withdrawn and consents may not be revoked after the Consent Date.

The Company intends to fund the payment of the total consideration with a portion of the proceeds from a new debt financing. The Company expressly reserves the right, in its sole discretion, to terminate the Offer to Purchase and Consent Solicitation and not accept for purchase any tendered Notes for any reason, including if the proceeds of any new debt financing are insufficient to pay the total consideration for all Notes tendered and related fees and expenses. The Company’s obligation to accept for purchase any tendered Notes pursuant to the Offer to Purchase and Consent Solicitation is conditioned upon, among other things, Consents from Holders representing at least the majority of the outstanding Notes being obtained and certain other conditions. Full details of the terms and conditions of the Offer to Purchase and Consent Solicitation are included in the Offer to Purchase and Consent Solicitation Statement.

Holders can obtain additional copies of the Offer to Purchase and Consent Solicitation Statement and related material from the Information Agent, D.F. & King at (800) 628-8532 (toll-free). The Company has retained HSBC Securities (USA) Inc. (“HSBC”) to act as sole Dealer Manager and Solicitation Agent. Holders with questions about the offer to purchase and consent solicitation can contact HSBC’s Liability Management Group at (888) HSBC-4LM (toll-free) or +1 (212) 525-5552 (collect), in Hong Kong at +852 2822-3071, in London at +44 (20) 7991-5874 or via e-mail at liability.management@hsbcib.com.

The Offer to Purchase and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for informational purposes only and is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. This press release also is not a solicitation of consents to the proposed amendments to the indenture.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.4mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 726,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.